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10 May 2002

                                  MEDIA RELEASE

                         TELECOM TO LAUNCH 1XRTT IN JULY

Telecom announced today it will introduce fast mobile data services via 1XRTT technology to customers on its 027 / CDMA mobile network in July 2002.

New Zealand Mobile General Manager Lorraine Witten said the new mobile data network will deliver unmatched speeds for wireless access to the Internet and other services.

"1XRTT technology will provide fast access to email, banking and news services, company networks - for mobile access to desktop applications - as well as the Internet via mobile phones, handheld computers or laptops.

"It combines the best available mobile technology with all of the security, strength and reach of the Telecom fixed wire network, as well as the great coverage of Telecom's 027 mobile network."

Ms Witten said customers can use 1X to increase freedom around where and how they work and access information.

"1X delivers potential speeds that are more than 10 times faster than those currently available," she said.

"It means people can use time spent in airports or taxis more effectively, with none of the hassle of plugging in cables and changing dial up procedures.

"Details of specific services would be provided closer to launch. The focus will be on the delivery of mobile Internet and Intranet access, as well as a range of tailored services for corporate and business customers."

Telecom will be undertaking a customer pilot over the next few weeks to test operational performance.

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"We have tested 1X at speeds of up to 153 kbps," said Ms Witten.

"It is too early however to say what speeds customers will generally experience, though internationally, data transmission speeds average between 40 to 80 kbps - faster than a fixed line modem."

Ms Witten said Telecom's current mobile data prices would apply. For example laptop users would pay $75 a month for 45MB or $100 for 75MB, with casual rates also available.

"Our packet based data charges mean you can stay online but only pay for what you download."

For further information please contact:

Linda Sanders
Telecom Mobile
Phone 04 802 9658
Mobile 027 471 5593

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